EXHIBIT 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE AND SIX MONTHS ENDED JUNE 30, 2018

Results of operations – management’s discussion & analysis

(Percentage calculations are based on the actual amounts shown in the accompanying financial statements)

Voyage revenues

Voyage revenue earned for the three months ended June 30, 2018 and 2017:

	2018		2017
	$ million	% of total	$ million	% of total
Time charter-bareboat	—	0%	1.4	1%
Time charter-fixed rate	59.6	48%	56.3	43%
Time charter-variable rate (profit-share)	23.9	19%	27.2	20%
Voyage charter-spot market	31.6	26%	38.0	29%
Voyage charter-contract of affreightment	8.8	7%	9.3	7%

Total voyage revenue	123.9	100%	132.2	100%

Voyage revenue earned for the six months ended June 30, 2018 and 2017:

	2018		2017
	$ million	% of total	$ million	% of total
Time charter-bareboat	—	0%	2.7	1%
Time charter-fixed rate	119.4	48%	105.2	39%
Time charter-variable rate (profit-share)	49.9	20%	49.6	18%
Voyage charter-spot market	60.0	24%	92.0	34%
Voyage charter-contract of affreightment	20.4	8%	20.9	8%

Total voyage revenue	249.7	100%	270.4	100%

Voyage revenue earned during the three months ended June 30, 2018, totaled $123.9 million, compared to $132.2 million earned in the three months ended June 30, 2017, a 6.2% decrease. The decrease was primarily due to the softening of the market, exacerbated by expected seasonal oil demand factors and by de-stocking of crude oil and product inventories. During the second quarter of 2018, the Company operated on average 64.1 vessels compared to 62.3 vessels in the second quarter of 2017.

Total utilization (total days that the vessels were actually employed as a percentage of total days in the period that the Company owned or controlled the vessels) achieved by the fleet was 96.2% in the second quarter of 2018 compared to 96.4% in the second quarter of 2017. Lost days arose mainly from the dry-dockings of the panamax vessel Inca and the DP shuttle tanker Brasil 2014, repairs to the handymax vessel Artemis, the delivery and sale of vessel Millennium and the long-haul repositioning voyages for the handymax product carrier Ariadne, the handysize product carrier Arion and aframax Sapporo Princess. In the previous year second quarter, lost days related to the dry-dockings of the suezmaxes Silia T and Arctic, the aframaxes Sakura Princess and Izumo Princess, the handysize product carrier Aegeas and the days lost for repositioning and delivery preparation of the new DP shuttle tanker Lisboa.

Due to the addition of two new vessels to the fleet and the commencement of their fixed rate long-term employment, in addition to management’s decision to increase the number of vessels’ operating days on secured employment, operating days on pure time-charter without profit-share arrangements increased by 249 days, to 2,546 from 2,297 for the second quarter of 2018 and 2017 respectively, a 10.8% increase. The amount of revenue earned from time-charters without profit-share arrangements, however, increased only by 5.9% to $59.6 million from $56.3 million, due to lower rates achieved on charter renewals in the poor market. The number of days utilized on time-charter with profit-share arrangements, remained relatively stable and totaled 1,575 compared to 1,537 in the second quarter of 2017, while a decrease of $3.3 million on this type of employment was due to almost no profit-share being earned in the second quarter of 2018, because of the low rate environment. The number of days in the second quarter of 2018 for vessels employed on spot and contract of affreightment decreased by 140 days to 1,493 during the second quarter of 2018 from 1,633 in the second quarter of 2017, an 8.6% decrease. Revenue earned on spot and contract of affreightment for the second quarter of 2018, decreased by $6.9 million, or 14.5%, compared to the corresponding period of 2017, due partly to the move of vessels to fixed employment, but also to the soft market. In particular, the VLCC crude carriers suffered a spot rate decline by more than 20% compared to the previous second quarter, while suezmax crude carriers saw spot rates decline by up to 14% over the equivalent quarter of 2017.

During the six months ended June 30, 2018, voyage revenue decreased to $249.7 million from $270.4 million earned in the first half of 2017, a decrease of $20.7 million, or 7.7%, compared to revenue achieved in the six months ended June 30, 2017. For the first six months of 2018, the utilization achieved was 96.2%, compared to 96.8% in the first six months of 2017. Apart from the lost days of the second quarter, the six-month period of 2018 also includes lost days from the dry-dockings of the suezmax tanker Eurovision, the panamax tankers Maya, Selecao, Socrates, the dry-docking of the DP shuttle tanker Brasil 2014, and various repositioning voyages.

The average daily revenue per vessel for the second quarter of 2018, after deducting voyage expenses (time charter equivalent or TCE, see definition below) was $17,154 per day compared to $19,200 per day for the previous year’s second quarter. For the six-month period of 2018, the average daily TCE was $17,463 compared to $20,038 for the equivalent period of 2017. Average daily TCE rate earned for the three- and six-month periods ended June 30, 2018 and 2017, per vessel category were:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
LNG carrier	29,920	23,660	26,786	23,663
VLCC	24,857	28,204	23,991	27,889
Suezmax	15,079	19,584	14,716	23,151
DP2 Suezmax	49,115	49,506	49,339	49,882
Aframax	17,650	18,031	18,104	19,055
Panamax	12,946	16,373	14,005	16,155
Handymax	11,848	14,784	11,960	14,916
Handysize	9,928	12,666	11,462	12,642

TCE is calculated by taking voyage revenue less voyage costs divided by the number of revenue days less 188 days lost as a result of calculating revenue on a loading to discharge basis for the first half of 2018 and 104 days for the second quarter of 2018.The change in the calculation of days is due to the adoption of the new revenue recognition standard.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Voyage revenues	$123,927	$132,180	$249,651	$270,421
Less: Voyage Expenses	(29,407)	(28,121)	(56,683)	(58,204)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	—	910	—	1,810

Time charter equivalent revenues	$94,520	$104,969	$192,968	$214,027

Divided by: net earnings (operating) days	5,510	5,467	11,050	10,681
Average TCE per vessel per day	$17,154	$19,200	$17,463	$20,038

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. These voyage expenses are borne by the Company unless the vessel is on time-charter, in which case they are borne by the charterer. Commissions on revenue are included in voyage expenses and they are borne by the Company for all types of charter.

Voyage expenses for the three months ended June 30, 2018 and 2017:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2018	2017		2018	2017
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Bunker expenses	16.1	13.4	20.2%	10,798	8,215	31.4%
Port and other expenses	8.8	9.7	(9.5)%	5,881	5,941	(1.0)%
Commissions	4.5	5.0	(10.0)%	3,017	3,064	(1.5)%

Total	29.4	28.1	4.6%	19,696	17,220	14.4%

Voyage expenses for the six months ended June 30, 2018 and 2017:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2018	2017		2018	2017
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Bunker expenses	30.6	29.6	3.6%	10,287	8,566	20.1%
Port and other expenses	17.2	18.2	(5.7)%	5,771	5,278	9.3%
Commissions	8.9	10.4	(14.9)%	2,977	3,017	(1.3)%

Total	56.7	58.2	(2.6)%	19,035	16,861	12.9%

Voyage expenses were $29.4 million during the quarter ended June 30, 2018, compared to $28.1 million during the prior year’s second quarter, a 4.6% increase. The increase in voyage expenses for the second quarter of 2018 compared to the second quarter of 2017, is mainly due to the increase in average bunker prices by 49.1%, partially offset by the decrease in volume of bunkers consumed by 25.3% due to the fewer number of days that the vessels were employed on types of employment bearing voyage expenses (spot and contract of affreightment). Total port expenses during the second quarter of 2018 decreased by $0.9 million from the previous second quarter and the average port expenses per vessel per day were 1.0% lower than in the second quarter of 2017.

Voyage expenses were $56.7 million in the first six months of 2018, compared to $58.2 million in the first six months of 2017, a 2.6% decrease. Bunker expenses in the first half of 2018 compared to the first half of 2017 increased by $1.0 million, mainly due to the increase of the average bunker prices by 31.2%, partially offset by the decrease in the bunkers volume consumed by 29.9%. For the first six-month respective periods, the days the vessels were operating in types of employment bearing voyage expenses were 2,978 days in 2018 compared to 3,452 days in 2017, a decrease of 13.7%. Port and other expenses decreased by 5.7% between the six-month periods and increased by 9.3% on a daily basis.

Commissions amounted to $4.5 million, or 3.6% of voyage revenue, during the second quarter of 2018 compared to $5.0 million, or 3.8% of voyage revenue, during the second quarter of 2017. The decrease in total commission charges relates mainly to the decrease in revenue. For the six-month period ended June 30, 2018, commissions amounted to $8.9 million, or 3.6% of voyage revenue, compared to $10.4 million, or 3.9% of voyage revenue, in the corresponding period of 2017. The overall decrease between the respective six-month periods was mainly due to lower revenue.

Vessel operating expenses

Operating expenses for the three months ended June 30, 2018 and 2017:

	Operating expenses			Average daily operating expenses per vessel
	2018	2017		2018	2017
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Crew expenses	26.7	26.1	2.3%	4,576	4,675	(2.1)%
Insurances	3.9	4.0	(3.9)%	664	722	(8.1)%
Repairs and maintenance, and spares	5.6	6.1	(7.5)%	966	1,092	(11.5)%
Stores	2.6	2.5	5.5%	449	444	0.9%
Lubricants	1.8	1.8	0.3%	311	325	(4.1)%
Other (quality and safety, taxes, registration fees, communications)	4.0	2.7	46.6%	689	491	40.2%
Foreign currency (gains) losses	(0.4)	0.7	(174.6)%	(84)	117	(171.4)%

Total	44.2	43.9	0.6%	7,571	7,866	(3.8)%

Earnings capacity days				5,834	5,580

Operating expenses for the six months ended June 30, 2018 and 2017:

	Operating expenses			Average daily operating expenses per vessel
	2018	2017		2018	2017
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Crew expenses	54.6	50.6	7.8%	4,670	4,665	0.12%
Insurances	8.0	7.9	1.0%	685	730	(6.1)%
Repairs and maintenance, and spares	12.2	10.7	14.2%	1,044	984	6.1%
Stores	6.0	4.9	22.3%	515	453	13.6%
Lubricants	3.7	3.5	5.7%	318	324	(1.8)%
Other (quality and safety, taxes, registration fees, communications)	7.0	5.7	23.5%	601	524	14.7%
Foreign currency losses	0.2	0.6	(67.1)%	16	50	(69.4)%

Total operating expenses	91.7	83.9	9.3%	7,849	7,730	1.5%

Earnings capacity days				11,684	10,854

Vessel operating expenses include crew expenses, insurances, repairs and maintenance, spares, stores, lubricants, and other expenses relating to quality and safety, tonnage tax, registration fees, communications and foreign currency (gains or losses).

Vessel operating expenses are borne by the Company for all vessels of the fleet. Total vessel operating expenses were $44.2 million during the quarter ended June 30, 2018 compared to $43.9 million during the second quarter of 2017, an increase of 0.6%. In the six-month period of 2018, operating expenses amounted to $91.7 million and were $83.9 million for the first half of 2017, a 9.3% increase, whereas earnings capacity days increased by 7.6% as a result of the operation of two additional new vessels in the first six months of 2018 compared to the prior year first six months, which affected the major operating expense categories. More specifically, high non-deferrable dry-docking costs were incurred in the first quarter of 2018 as well as significant re-stocking of spares and supplies.

Average operating expenses per ship per day decreased by $295 to $7,571 from $7,866 for the quarter ended June 30, 2018, a 3.8% decrease. For the six-month periods, there was an increase in average daily operating expenses per vessel to $7,849 from $7,730, an increase of $118 daily, or 1.5% due to high first quarter expenditure.

Depreciation and amortization of deferred charges

Depreciation and amortization charges totaled $36.6 million in the second quarter of 2018 compared to $34.3 million in the second quarter of 2017, a 6.8% increase.

Depreciation amounted to $34.2 million in the second quarter of 2018 and $32.7 million in the second quarter of 2017, the increase being mainly due to the addition of two vessels to the fleet, partially offset by the vessel Millennium, which was classified as Held for Sale since December 31, 2017 and did not incur depreciation expense in the first two quarters of 2018, while incurring depreciation in the first half of 2017. For the first six months of 2018, depreciation was $67.9 million compared to $63.3 million in the first six months of 2017, a 7.3% increase, mainly due to the increase in the fleet partially offset by the impact of the absence of depreciation for the Millennium.

Amortization of deferred dry-docking charges was $2.5 million during the second quarter of 2018, compared to $1.6 million during the second quarter of 2017. For the six-month periods ended June 30, 2018 and 2017, amortization of deferred dry-docking charges was $4.5 million and $3.3 million, respectively. The increase in both the three and six-month periods of 2018 relates primarily to the amortization of deferred charges arising from the increased number of vessels that underwent dry-docking in recent years and increase in costs, including the significant deferrable costs incurred in the first quarter of 2018.

Impairment

In the first half of 2018, vessel values continued to decline as world vessel capacity grew and freight rates softened, resulting in a large part of the fleet having carrying values in excess of market values. Fifty-nine of our vessels had carrying values in excess of market values. However, the Company’s impairment cash-flow tests did not indicate that an impairment charge was required for any vessel of the fleet at June 30, 2018 and 2017.

General and administrative expenses

General and administrative expenses include management fees, administrative expenses, management incentive award and stock compensation expense.

General and administrative expenses (G&A) totaled $6.8 million in the second quarter of 2018, compared to $6.6 million in the second quarter of 2017, a 3.9% increase mainly due to the increase in the size of the fleet which resulted in an increase in total management fees. For the six months ended June 30, 2018, G&A totaled $13.6 million compared to $12.7 million for the first six months of 2017, a 7.7% increase.

Management fees totaled $5.5 million during the quarter ended June 30, 2018, compared to $5.2 million for the quarter ended June 30, 2017, a 5.5% increase. For the six months ended June 30, 2018 management fees were $11.0 million compared to $10.2 million in the first six months of 2017, a 7.6% increase, mainly due to the increase in the average number of operating vessels from 61.0 to 64.6.

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there is a prorated adjustment if at the beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12-month Euribor, if both parties agree. Both parties have agreed that for 2018 and 2017, there should be no increase.

In the first half of 2018, all the vessels in the fleet were technically managed by Tsakos Columbia Shipmanagement, S.A., apart from the LNG carriers Neo Energy and Maria Energy, the VLCCs Ulysses and Hercules I, the suezmax Eurochampion 2004 and the aframaxes Maria Princess and Sapporo Princess, which have been managed by a third-party manager. Monthly management fees for operating conventional vessels are $27,500 per month. The monthly fee relating to vessels chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for the LNG carriers are $36,877, of which $10,000 are payable to the management company and $26,877 to the third-party manager. Management fees for Eurochampion 2004, Maria Princess, Sapporo Princess, Millennium (until its sale), Hercules I and Ulysses are $27,500 per month, of which $14,503 are payable to a third-party manager. Management fees for the DP2 shuttle tankers are $35,000 per month.

Office administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. Administrative expenses totaled $1.3 million during the second quarter ended June 30, 2018 compared to $1.1 million during the previous year’s second quarter.

No incentive award nor any stock compensation was made to the management in the six-month period ended June 30, 2018. In June 2017, the management company was awarded a total amount of $1.2 million based on a decision made by the Board of Directors and various agreed performance criteria, taking into account cash availability and market volatility. Of this amount, $0.6 million related to the offering of Series E Cumulative Perpetual Preferred Shares, which amount was accounted for as a deduction of additional paid in capital. The remaining award was accounted for on a straight-line basis within the year it was determined. As a consequence, an amount of $0.3 million was included in the second quarter and first half of 2017, within General and administrative expenses.

General and administrative expenses, including the management fee, plus any incentive or stock compensation award, represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,168 for the second quarter of 2018, compared to $1,156 in the second quarter of 2017. For the respective six-month periods, the daily overhead per vessel was $1,168 and $1,148.

Operating income

Income from vessel operations was $3.9 million during the second quarter of 2018, compared to $19.3 million during the second quarter of 2017. During the first half of 2018, income from vessel operations was $9.5 million, compared to $49.1 million during the first half of 2017, the decrease being mainly due lower freight rates as a result of a softer spot market.

Interest and finance costs

Interest and finance cost analysis in the table below is not presented according to U.S. GAAP guidelines. However, management believes that this analysis may provide its users a better understanding of the Company’s finance cost. Management also uses this analysis in making financial and planning decisions.

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$ million	$ million	$ million	$ million
Interest on loans	18.1	14.6	34.4	27.9
Interest rate swaps cash settlements	0.5	0.8	0.9	1.6

Total interest	18.6	15.4	35.3	29.5
Less: Interest capitalized	—	(0.1)	—	(0.4)

Interest expense, net	18.6	15.3	35.3	29.1
Receipts from swaps termination	—	—	—	(3.7)
Bunker hedging instruments cash settlements	(2.1)	(0.1)	(3.6)	(0.7)
Change in fair value of non-hedging bunker instruments	(3.0)	0.1	(1.2)	1.4
Change in fair value of hedging interest rate swaps	(0.3)	(0.2)	(0.3)	—
Other finance costs	1.6	0.8	2.5	1.6

Net total	14.8	15.9	32.7	27.7

Interest and finance costs, net, were $14.8 million for the second quarter of 2018, compared to $15.9 million for the quarter ended June 30, 2017, a 7.0% decrease. Loan interest in the second quarter of 2018 (excluding the impact of interest rate swaps) increased by 23.1% to $18.1 million from $14.6 million in the second quarter of 2017, due primarily to increased interest rates. The average loan interest rate also increased to 4.3% during the second quarter of 2018 from 3.2% in the second quarter of 2017.

Interest paid on hedging interest rate swaps amounted to $0.5 million in the second quarter of 2018 compared to $0.8 million in the second quarter of 2017, due to expiration of two hedging interest rate swaps during the second quarter of 2018. For the six months ended June 30, 2018, interest paid was $0.9 million compared to $1.6 million in the prior year period.

For the six months ended June 30, 2018, interest and finance costs, net were $32.7 million compared to $27.7 million for the six months ended June 30, 2017, a 22.3% increase. Loan interest (excluding the impact of interest rate swaps) increased to $34.4 million in the six months ended June 30, 2018 from $27.9 million in the six months ended June 30, 2017. Interest rates on loans averaged 4.0% in the six months ended June 30, 2018, while in the first half of 2017 they averaged 3.1%.

During the first quarter of 2017, the Company entered into an early termination of four of its hedging interest rate swap agreements. Total cash received from those terminations amounted to $3.7 million.

Capitalized interest is based on expenditure incurred to date on vessels under construction. There was a minor amount of capitalized interest in the second quarter of 2018 compared to $0.1 million in the prior year quarter. During 2017, the Company completed the fifteen-vessel newbuilding program which started in May 2016 and completed in October 2017. On May 2, 2018, the Company signed two aframax newbuilding contracts and paid the first installment for both Hulls on June 15, 2018.

During the first half of 2018, the Company had one bunker-related call option agreement. During the prior year half, the Company had six call option agreements and earned a net premium of $0.3 million. The changes in the fair value amounts amounted to $0.1 million positive in the first half of 2018 and $0.9 million negative in the first half of 2017.

During the first half of 2018, the Company had thirteen bunker swap agreements, compared to nine in the prior year first half. The change in their fair values amounted to $0.4 million positive compared to $0.5 million positive in the prior year first half. Bunker derivative instruments had a positive movement in the fair market value of $1.5 million in the second quarter of 2018 and $0.3 million in the prior year second quarter.

During 2016, the Company entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by the vessel Ulysses. The change in their fair values amounted to $0.7 million positive in the first half of 2018, compared to $1.1 million negative in the prior year first half.

Other finance costs amounted to $1.6 million in the second quarter of 2018 and $0.8 million in the second quarter of 2017. In the first half of 2018, other finance costs amounted to $2.5 million compared to $1.6 million in the first half of 2017, due to increased deferred loan expenses and write off expenses due to loan refinancing.

Interest income

During the second quarter of 2018, interest income was $0.4 million compared to $0.3 million during the second quarter of 2017. For the six-month periods ended June 30, 2018 and 2017, interest income was $0.7 million and $0.4 million, respectively.

Non-controlling interest

There is a non-controlling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya and Inca. There was loss attributable to the non-controlling interest in the second quarter of 2018 amounting to $1.0 million, compared to income of $0.4 million in the prior year second quarter. For the six months ended June 30, 2018 the net loss attributable to the non-controlling interest was $1.4 million and for the equivalent period of 2017 the net income attributable to the non-controlling interest was $0.8 million.

Net income (loss)

As a result of the foregoing, the net loss attributable to Tsakos Energy Navigation Limited for the quarter ended June 30, 2018, was $16.3 million, or $0.19 loss per share basic and diluted, taking into account the impact of preferred stock dividends of $6.7 million on our Series B, Series C, Series D, Series E and Series F Preferred Shares, compared to net loss of $2.9 million, or $0.03 loss per share basic and diluted, after preferred share dividends of $6.5 million for the quarter ended June 30, 2017. The net loss attributable to Tsakos Energy Navigation Limited for the six months ended June 30, 2018, was $34.8 million, or $0.40 loss per share including the effect of cumulative dividends of $13.4 million on our preferred shares, versus $10.6 million net income, or $0.13 earnings per share, including the effect of preferred share dividends of $10.5 million for the six months ended June 30, 2017.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our new building commitments, other expected capital expenditure on dry-dockings and vessel acquisitions will require us to expend cash in 2018 and in future years. Net cash flow generated by operations is the main source of liquidity. Apart from the possibility of issuing further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of specific vessels.

We believe, given our current cash holdings and the number of vessels we have on time charter, that if market conditions remain relatively stable throughout 2018 and early 2019, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs through June 30, 2019, taking into account our existing capital commitments and debt service requirements. If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. In order to avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Working capital (non-restricted net current assets) amounted to a negative $20.0 million at June 30, 2018 compared to a negative $50.5 million at December 31, 2017. Of our $1.68 billion debt as of June 30, 2018, $87.4 million is scheduled to be repaid in the second half of 2018.

Current assets increased to $378.2 million at June 30, 2018 from $304.4 million at December 31, 2017, mainly due to increased cash and cash equivalents during the six-month period. Current liabilities increased to $384.8 million at June 30, 2018 from $338.9 million at December 31, 2017, mainly due to the increased current portion of debt.

Net cash provided by operating activities was $14.1 million in the quarter ended June 30, 2018, compared to $56.5 million in the previous year’s second quarter. For the respective six-month periods, net cash from operating activities was $38.7 million in 2018, compared to $110.9 million in the first six months of 2017. The decrease in both periods was due to the decrease in revenue arising from lower charter rates due to the soft market for tankers, as discussed further above. Reduced collectability of outstanding receivables also contributed to the lower level of operational cash.

Net cash provided by investing activities was $6.9 million for the quarter ended June 30, 2018, compared to $74.6 million used in investing activities for the quarter ended June 30, 2017. Net cash provided by investing activities was $6.4 million for the six months ended June 30, 2018, compared to $221.2 million used in investing activities during the six months ended June 30, 2017. In the first half of 2018, $10.5 million was paid for the construction of two aframaxes and $0.6 million for additions and improvements on our existing fleet. In April 2018, the VLCC Millennium was sold for net proceeds of $17.5 million, generating a net loss of $0.4 million and releasing cash of approximately $7.3 million after repayment of associated debt. In the first half of 2017, $216.2 million was paid for the acquisition of the shuttle tanker Lisboa, the aframax tankers Marathon TS, Sola TS, Oslo TS and the VLCC tanker Hercules I and a further $3.0 million was paid for additions and improvements to existing vessels, while $2.0 million was paid relating to two aframax vessels under construction, Stavanger TS and Bergen TS. At June 30, 2018, the remaining yard installments for the two aframaxes under construction payable from November 2018 to January 2020 totaled $93.1 million.

Net cash provided by financing activities was $83.2 million in the quarter ended June 30, 2018, compared to $116.1 million during the quarter ended June 30, 2017. In the second quarter of 2018, the Company drew down $255.1 million for the refinancing of certain loans and prepaid the amount of $254.5 million of debt relating to the same vessels. A further $37.5 million was paid in scheduled installments in the second quarter of 2018. A preferred stock issuance in the second quarter of 2018 raised a net amount of $130.6 million as described below. Net cash provided by financing activities was $34.6 million in the six months ended June 30, 2018, compared to $170.7 million during the six months ended June 30, 2017. In addition to the second-quarter transactions mentioned above, there were scheduled repayments in the first quarter of 2018 amounting to $41.9 million. During the first half of 2018, therefore, total scheduled payments of long-term debt amounted to $79.4 million. Scheduled payments in the first half of 2017 amounted to $82.1 million.

Total debt outstanding decreased from $1.76 billion at December 31, 2017, to $1.68 billion at June 30, 2018. The debt to capital (equity plus debt) ratio was 51.3% at June 30, 2018 (or 46.7% on a net of cash basis).

On June 28, 2018, the Company completed an offering of 5,400,000 of its Series F Cumulative Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share, raising $130.6 million, net of underwriter’s discount and other expenses. Dividends on the Series F Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing October 30, 2018, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends at a rate equal to 9.50% per annum of the stated liquidation preference prior to July 30, 2028 and from and including July 30, 2028, at a floating rate equal to three-month LIBOR plus spread of 6.54% per annum of the stated liquidation preference. On July 10, 2018, the Company received the net amount of $14,575 thousand from the exercise of the green shoe on its Series F Preferred Shares with the sale of 600,000 additional shares.

During the first half of 2018, the Company sold 1,016,870 common shares from its treasury stock for net proceeds of $3,571 thousand. During the first half of 2017, the Company sold 650,717 common shares from its treasury stock for net proceeds of $2,676 thousand and 24,803 of its Series D Preferred Shares for net proceeds of $533 thousand.

On May 10, 2018, the Company paid a dividend of $0.05 per common share outstanding which was declared on March 12, 2018. On June 15, 2018, the Company declared a dividend of $0.05 per common share, which was paid on August 8, 2018 to stockholders of record as of August 2, 2018. On September 7, 2018, the Company declared a dividend of $0.05 per common share payable on December 6, 2018 to shareholders of record as of November 30,

2018. On April 28, 2017 and July 14, 2017, the Company paid dividends of $0.05 per common share outstanding, which were declared on March 17, 2017 and May 12, 2017, respectively. The payment and the amount of dividends are subject to the discretion of our board of directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

On January 30, 2018 and April 30, 2018, the Company paid dividends of $0.50 per share, $2,000 thousand in total, on its 8.00% Series B Preferred Shares and $0.55469 per share, $2,219 thousand in total, on its 8.875% Series C Preferred Shares. On January 30, 2017 and May 1, 2017, the Company paid dividends of $0.50 per share, $2,000 thousand in total, on its 8.00% Series B Preferred Shares and $0.55469 per share, $2,219 thousand in total, on its 8.875% Series C Preferred Shares. On July 30, 2018, the Company paid dividends of $0.50 and $0.55469 per share on its 8.00% Series B and its 8.875% Series C Preferred Shares, respectively.

On February 28, 2018, and May 29, 2018, the Company paid dividends of $0.54687 per share on its 8.75% Series D Preferred Shares, $3,746 thousand in total. On February 28, 2017 and May 30, 2017, the Company paid dividends of $0.546875 per share, $3,739 thousand in total, on its Series D Preferred Shares.

On February 28, 2018 and May 29, 2018, the Company paid dividends of $0.57812 per share or $5,319 thousand in total, on its 9.25% Series E Preferred Shares. On May 30, 2017, the Company paid dividends of $0.34045 per share each or $1,566 thousand in total, on its Series E Preferred Shares.

On August 28, 2018, the Company paid dividends of $0.546875 per share on its 8.75% Series D Preferred Shares and $0.578125 per share payable on its 9.25% Series E Preferred Shares, respectively.

The Company continues to be fully compliant with its scheduled debt service requirements, repaying capital and paying interest promptly in accordance with respective bank agreements without fail. As a percentage of total liabilities against total assets at fair value, our consolidated leverage (a non-GAAP measure) as computed in accordance with our loan agreements at June 30, 2018 was below the loan covenant maximum of 70%, which is applicable to all the above loans on a fleet and total liabilities basis.

As at June 30, 2018, the Company and its wholly and majority owned subsidiaries were compliant with the financial covenants in its thirty loan agreements totaling $1.68 billion, apart from the value-to-loan requirement in seven of its loan agreements, due to a fall in vessel values arising from world fleet overcapacity and soft tanker market. Three loans were in compliance in the third quarter of 2018, following scheduled repayments. An amount of $6.8 million has been reclassified within current liabilities as at June 30, 2018, in relation to the remaining four loans.